CONSENT OF INDEPENDENT CHARTERED ACCOUNTANTS

We consent to the inclusion in the Annual Report on Form 40-F of our report dated November 26, 2002, with respect to the consolidated balance sheets of Bank of Montreal as at October 31, 2002 and 2001 and the related consolidated statements of income, changes in shareholders’ equity and cash flow for each of the years in the three-year period ended October 31, 2002 included in the Bank of Montreal Annual Report, and of our comments for U.S. readers on a Canada-U.S. reporting difference, dated November 26, 2002.

/s/ KPMG LLP Chartered Accountants Toronto, Canada November 26, 2002	/s/ PricewaterhouseCoopers LLP Chartered Accountants